NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636, FAX: 403.266.2606

FILE No. 82-4749

RECEIVED

2009 AUG 13 A 9:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

NEWS RELEASE **AUGUST 5, 2009**

News Release: **09-13** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NORTHERN ABITIBI DRILLS MORE HIGH GRADE GOLD AT VIKING INCLUDING 37.5 GRAMS PER TONNE OVER 1.2 METRES AND 4.1 GRAMS PER TONNE OVER 18.2 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-15 to 21 from its ongoing exploration program at the Viking gold property in Newfoundland. Drilling continues to intersect high grade zones of gold mineralization along with larger intervals of lower grade mineralization and the project continues to show excellent potential for near surface bulk minable zones of mineralization.

Drill Results

The location of the 2009 drill holes and trenches are shown on the attached map. Holes 09VK-14 to 16 occur on the same section located 210 metres south of the high grade Thor Vein. Hole 09VK-16 intersected the same mineralized zone encountered in hole 09VK-14 (2.6 g/t gold over 57.4 metres including 45.5 g/t gold over 1 metre as previously released on July 20th) and also intersected a larger, potentially bulk minable zone of lower grade mineralization (see attached cross section A-A'). Hole 09VK-16 contains a 0.5 metre zone grading 36.0 grams per tonne (g/t) gold within a larger mineralized interval grading 2.9 g/t gold over 17.5 metres. Hole 09VK-29 tested the same zone approximately 50 metres deeper than hole 09-VK-16, and intersected similar looking alteration and quartz veining suggesting the mineralized zone continues to depth. Results for hole 09VK-29 are pending. Cross section A-A' illustrates that the mineralized zone dips moderately to the west. Hole 09VK-15 encountered anomalous gold mineralization over its entire length with patchy gold grades up to 3 g/t. Hole 09VK-15, along with holes 11, 12, and 13 located just south of the section, occur almost entirely within the footwall of the mineralized zone and do not properly test it. Future drill holes will be collared on the west side of the Thor Trend and drilled towards the east to properly test the west-dipping mineralized zone.

Summary of significant drill intercepts from holes 09VK-16 to 09VK-21 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-16	31.5	49.0	17.5	2.9	1.2
including	37.5	38.0	0.5	**36.0**	**13.4**
09VK-17	4.6	5.6	1.0	0.0	**1035.5**
09VK-17	20.7	50.1	29.4	1.0	0.4
including	47.2	47.6	0.4	**19.8**	8.8
09VK-18	28.5	38.8	10.3	0.9	0.3
including	38.4	38.8	0.4	**5.0**	1.1
09VK-19	2.8	44.2	41.4	2.0	0.5
including	12.2	30.4	18.2	**4.1**	0.8
including	26.3	27.5	1.2	**37.5**	3.5
09VK-20	5.6	35.6	30	**1.7**	0.5
including	6.8	7	0.2	**34.7**	13.0
including	14.5	19.0	4.5	**6.1**	1.5
including	33.9	34.6	0.7	**10.3**	1.6
09VK-20	71.5	71.9	0.4	**7.4**	1.4
09VK-20	71.9	72.3	0.4	**14.7**	1.9
09VK-21	4.7	45.2	40.5	**1.0**	0.7
including	18.9	19.4	0.5	**13.2**	4.5
including	43.0	44.0	1.0	**6.5**	1.2

*The true widths of the mineralized intercepts have not been determined.

09046763

dlw 8/4

Holes 09VK-17 and 18 are located 80 metres north of the Thor Vein. Hole 17 intersected a 1 metre wide zone at the start of the hole grading 1035.5 g/t silver. This very high grade silver value has been confirmed in a repeat assay but how it fits into the otherwise gold dominated system remains poorly understood at this time. Hole 09VK-17 also encountered 29.4 metres grading 1.0 g/t gold and hole 09VK-18 intersected 10.3 metres grading 0.9 g/t gold.

Holes 09VK-19 to 21 have been drilled on the same section located 50 metres north of the Thor Vein and are shown on cross section B-B'. All 3 holes have intersected strong zones of gold mineralization over considerable widths and highlight the excellent potential for near surface bulk minable resources in the area. Hole 09VK-19 intersected 41.4 metres grading 2.0 g/t gold starting at surface, including 18.2 metres grading 4.1 g/t gold. A high grade intercept within this zone contained 37.5 g/t gold over 1.2 metres. Hole 09VK-20 intersected 30 metres grading 1.7 g/t gold including narrow higher grade intervals such as 34.7 g/t gold over 0.2 metres. Hole 09VK-21 intersected 40.5 metres grading 1 g/t gold, including 13.2 g/t gold over 0.5 metres. A duplicate sample from this high grade interval returned 57.5 g/t gold over 0.5 metres and the large variation in gold grades is attributed to the presence of coarse free gold within the high grade zones.

The company is very pleased with the results of the 2009 exploration program to date. A sizable zone of near surface potentially bulk minable mineralization is starting to be outlined by drilling and significant narrow high grade intervals occur within this zone. Additional surface exploration has increased the strike length of the Thor Trend to 600 metres, and the zone remains open in all directions.

Trench Results

Trench 29 is the northern most trench on the Thor Trend and is located 125 metres north of the high grade Thor Vein. The trench returned a high of 11.8 g/t gold over 1.1 metres. A total of 7 channel samples were taken from the trench and have an average grade of 3.2 g/t gold. Trench 34, the southern most trench on the Thor Trend has extended the Trend further to the south. Results from trenches 32 to 34 will be available for release shortly.

Drilling Update

Nineteen drill holes for a total of 1700 metres have been completed to date during the 2009 drill program. All of the holes have been logged, sampled, and sent to the lab for assay. Additional drill hole results are expected within about two weeks time. The drill will be shut down for approximately 3 weeks in August for a scheduled break, and the drill program will resume in early September.

The Viking Property

The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. A 2009 exploration program, including trenching and 2000 to 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Quality Control

The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.


Open
11.8 g/t Au
09-VK-24 and 25
29
09-VK-17 and 18
120.1 g/t Au
09-VK-21
28
09-VK-19 and 20
B
B'
335.4 g/t Au
8.1 g/t Au
27
Thor Vein
09-VK-22 and 23
314.1 g/t Au
246.6 g/t Au
09-VK-28
09-VK-26
33
A'
09-VK-27
09-VK-15
13.2 g/t Au
09-VK-14
09-VK-16
148.1 g/t Au
A
31
09-VK-12
30
09-VK-11
09-VK-29
09-VK-13
84.4 g/t Au
34
Thor Trend
Open
Results for surface sampling in Trench 34 are pending
Northern Abitibi Mining - Viking Project
Trench and Drill Hole Location Map
2008 Drill hole
2009 Drill hole
2007 and 2008 Trench
2009 Trench
Access trail
Gold in soil anomaly
0
100
200
metres

NORTHERN ABITIBI MINING CORP.

VIKING PROJECT, NEWFOUNDLAND

Simplified geologic cross section showing drill holes 09VK-14, 15, 16 and 29



A
SW
A'
NE
Channel sample
13.2 g/t Au over 0.75m
Trench 31
0.2 g/t Au over 28.5m
36.0 g/t Au over 0.5m
2.9 g/t Au over 17.5m
Results pending
18.4 g/t Au over 4.3m, including 45.5 g/t Au over 1m
Anomalous with 0 to 0.5 g/t Au
36.2 g/t Au over 0.5m
7 g/t Au over 1m
2.6 g/t Au over 57.4m
09VK-14
09VK-16
99m
111m
High grade structure
09VK-29
157m
Mineralized zone
09VK-15
Legend
Drill hole
Cover
Quartz - sulfide vein
Mafic dike

NORTHERN ABITIBI MINING CORP.

VIKING PROJECT, NEWFOUNDLAND

Simplified geologic cross section showing drill holes 09VK-19, 20, and 21



B
West
B'
East
Channel sample
25 g/t Au over 0.9m
Trench 28
Channel samples
5.1 g/t Au over 7m
13.2 g/t Au over 0.5m
34.7 g/t Au over 0.2m
1.0 g/t Au over 40.5m
1.7 g/t Au over 30m
37.5 g/t Au over 1.2m
6.1 g/t Au over 4.5m
4.1 g/t Au over 18.2m
2.0 g/t Au over 41.4m
09VK-21
10.3 g/t Au over 0.7m
61m
High grade structure
14.7 g/t Au over 0.4m
09VK-20
110m
Legend
Drill hole
Cover
Quartz - sulfide vein
Mafic dike
Undifferentiated augen gneiss and quartz-feldspar granite
25 metres